Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, April 06, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Lima.-

Reference: Communication of Material Event

In accordance with the provisions of Article 30 of the Single Ordered Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution N° 005-2014-SMV/01, we comply with reporting as a Material Event the following:

Today, Holcim Ltd. has informed us that it has filed with the United States Securities and Exchange Commission (SEC) the form denominated Schedule 13D, which has been made available to the public on this same date.

In said document, Holcim Ltd. communicates its intention to, once the Tender Offer (OPA) that it is obliged to launch regarding shares of Cementos Pacasmayo S.A.A. (the “Company”) in accordance with Peruvian legislation is completed, delist from the New York Stock Exchange (NYSE) the common shares of the Company traded through American Depositary Shares (ADS) and the cancellation of its registration under the United States Securities Exchange Act (Exchange Act).

The Company informs that the referred communication has been made exclusively by its controlling shareholder and that, as of the date of this Material Event, it constitutes only an intention manifested by said shareholder, without representing a decision adopted by the Company nor a definitive fact.

With nothing further to add, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative